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                                                                  Exhibit 99.a10

                                                                   PRESS RELEASE


                    SEITA ANNOUNCES ACQUISITION OF 99% OF
           SHARES OF CONSOLIDATED CIGAR HOLDINGS INC. AND COMPLETION
                                OF TENDER OFFER


Paris, France. January 22, 1999. Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita") announced today that it acquired approximately 99% of the outstanding shares of Consolidated Cigar Holdings Inc. ("Consolidated Cigar") pursuant to its previously announced cash tender offer to purchase all the outstanding shares of Consolidated Cigar at $17.85 per share. The tender offer expired at 12:00 midnight, New York City time, on Thursday, January 21, 1999.

As previously announced, Seita and Consolidated Cigar are parties to a merger agreement. Seita expects to merge a subsidiary of Seita with Consolidated Cigar promptly. As a result of the merger, the shares of Consolidated Cigar that were not tendered during the tender offer (239,449 shares, approximately 1%) will be converted into the right to receive $17.85 per share in cash, and Consolidated Cigar will become a wholly owned subsidiary of Seita.


                                PRESS CONTACT:

      SEITA (Paris): Aneta Lazarevic - Telephone: (+33) 1 45 56 60 06/07